
10032022


SEC MAIL PROCESSING SECTION
RECEIVED
NOV 29 2010
WASH, D.C.
200

UNITEDSTATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66133

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2009 (MM/DD/YY) AND ENDING 09/30/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Anchin Capital Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1375 Broadway, 23rd Floor
(No. and Street)

New York (City) NY (State) 10018 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott Goldfond (212) 840-3456
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pustorino, Puglisi & Co., LLP
(Name – *if individual, state last, first, middle name*)

488 Madison Avenue (Address) New York (City) NY (State) 10022 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffrey Vorchheimer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Anchin Capital Advisors, LLC, as of September 30, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

VERONICA D. DE LOS SANTOS
Notary Public, State of New York
No. 01DE6066570
Qualified in Queens County
Commission Expires March 3, 2014

Signature

Chief Compliance Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PUSTORINO,
PUGLISI
& CO.,LLP
CERTIFIED PUBLIC ACCOUNTANTS
488 MADISON AVENUE
NEW YORK, NEW YORK 10022
(212) 832.1110



To The Member of
Anchin Capital Advisors LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to be filed with the Securities Investor Protection Corporation (SIPC) for the Year Ended September 30, 2010, which procedures were agreed to by the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating 's (the "Company") compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Anchin Capital Advisors LLC's management is responsible for Anchin Capital Advisors LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries on the Company's general ledger and underlying bank statements, noting no difference;

2. Compared the total revenue amounts on the audited Form X-17A-5 for the year ended September 30, 2010 with the amounts reported in Form SIPC-7T for the year ended September 30, 2010, noting no material difference;

3. Ascertained that there are no adjustments to revenue, as reported in Form SIPC-7T.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, noting no material differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Pustorino, Puglisi + Co., LLP

Pustorino, Puglisi & Co., LLP
New York, New York
November 24, 2010

SIPC-7 (33-REV 7/10)

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended __________, 20__

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

066133
ANCHIN CAPITAL ADVISORS LLC
1375 BROADWAY
NEW YORK, NY 10018-7001

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

SCOTT GOLDFOND 212-536-6942

2. A. General Assessment (item 2e from page 2) $ 1,673

B. Less payment made with SIPC-6 filed (exclude interest) (917)

4/22/10
Date Paid

C. Less ~~prior overpayment applied~~ ADDITIONAL PAYMENT 10/22/10 (1296)

D. Assessment balance due or (overpayment) (540)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ (540)

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 0

H. Overpayment carried forward $(540)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Anchin Capital Advisors LLC
(Name of Corporation, Partnership or other organization)

Scott Goldfond
(Authorized Signature)

Controller
(Title)

Dated the_____ day of_______________, 20____.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 10/1, 2009
and ending 9/30, 2010
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 669,285

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions -0-

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions -0-

2d. SIPC Net Operating Revenues $ 669,285

2e. General Assessment @ .0025 $ 1,673

(to page 1, line 2.A.)

ANCHIN CAPITAL ADVISORS LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED SEPTEMBER 30, 2010

ANCHIN CAPITAL ADVISORS LLC
(A Limited Liability Company)

INDEX TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2010

PUSTORINO,
PUGLISI
& CO.,LLP
CERTIFIED PUBLIC ACCOUNTANTS
488 MADISON AVENUE
NEW YORK, NEW YORK 10022
(212) 832.1110



INDEPENDENT AUDITOR'S REPORT

To the Member of
Anchin Capital Advisors LLC

We have audited the accompanying statement of financial condition of Anchin Capital Advisors LLC ("the Company") as of September 30, 2010, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose for expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Anchin Capital Advisors LLC as of September 30, 2010 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Pustorino, Puglisi + Co., LLP

PUSTORINO, PUGLISI & CO., LLP
New York, New York
November 24, 2010

ANCHIN CAPITAL ADVISORS LLC
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2010

ASSETS

Current Assets:		
Cash	$	679,707
Accounts receivable, net of allowance for doubtful accounts of $330,985		235,262
Prepaid expenses and other current assets		10,146
Total Current Assets	$	925,115

LIABILITIES AND MEMBER'S EQUITY

Current Liabilities:		
Accounts payable and accrued expenses	$	149,407
Member's Equity		775,708
Total Liabilities and Member's Equity	$	925,115

The accompanying notes are an integral part of these financial statements.

ANCHIN CAPITAL ADVISORS LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED SEPTEMBER 30, 2010

Income:	
Fee income	$ 669,305
Expense:	
Direct costs	645,730
Administrative service charges	204,900
Consulting fees	19,655
Office fees	17,390
Professional fees	8,500
Regulatory fees	9,904
Occupancy costs	4,920
Computer costs	2,220
Bad debts	179,497
Other expenses	36,812
Total Expenses	1,129,528
Net Loss	$ (460,223)

The accompanying notes are an integral part of these financial statements.

ANCHIN CAPITAL ADVISORS LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2010

Balance, October 1, 2009	$	585,931
Capital contributions		650,000
Net loss		(460,223)
Balance, September 30, 2010	$	775,708

The accompanying notes are an integral part of these financial statements.

ANCHIN CAPITAL ADVISORS LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2010

Cash Flows From Operating Activities		
Net Loss	$	(460,223)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Accounts receivable		(115,919)
Prepaid expenses and other current assets		(6,431)
Accounts payable and accrued expenses		(167,092)
Cash used in operating activities		(749,665)
Cash Flows From Financing Activities		
Capital contributions		650,000
Net change in cash and cash equivalents		(99,665)
Cash and cash equivalents, beginning of year		779,372
Cash and cash equivalents, end of year	$	679,707

The accompanying notes are an integral part of these financial statements.

ANCHIN CAPITAL ADVISORS LLC

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS:

Anchin Capital Advisors LLC (the "Company") was organized in New York on April 23, 2003, as a limited liability company. The Company is a wholly owned subsidiary of ABA Platinum Group, LLC (the "Parent") which is wholly owned by Anchin Block & Anchin LLP ("ABA"). Its officers, personnel and other support are provided by the Parent and ABA.

The Company is a registered broker with the Securities and Exchange Commission (SEC) and became a member of the Financial Industry Regulatory Authority (FINRA) on February 17, 2004. The Company offers services including private investment banking services, merger and acquisition services, financial forecasts and projections, strategic planning, market research and financing alternatives. The Company will also make referrals to other FINRA member firms for the sale of certain securities.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

The Company recognizes revenue for services rendered based on the terms of the agreements with each client. Revenue for projects are recorded when the project is completed. When applicable, revenue for time and expenses are recorded when billed. Success fees are recorded at the time the transaction is closed and when income is reasonably determinable.

The Company keeps its books and prepares its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The Company performs ongoing credit evaluations of its customers' financial condition and extends credit to its customers on an uncollateralized basis. The Company maintains allowances for potential credit losses which, when sustained, have been within management's estimates.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

The Company's financial instruments consist primarily of cash and receivables, accounts payable and accrued liabilities. The Company believes all of the financial instruments are recorded at values which approximate fair values due to the short-term nature of these instruments.

NOTE 3 - INCOME TAXES:

For tax purposes, the Company is treated as a disregarded entity because it is a wholly owned limited liability company. Thus the assets, liabilities and items of deduction and credit are treated as those of the Parent.

NOTE 4 - ACCOUNTS PAYABLE AND ACCRUED EXPENSES:

At September 30, 2010, accounts payable and accrued expenses consisted primarily of $117,807 for direct costs payable to ABA (see Note 5), and $12,600 for other operating expenses.

NOTE 5 - RELATED PARTY TRANSACTIONS:

The Company entered into an agreement with the Parent on January 1, 2004, whereby the Parent would pay on behalf of the Company primarily all of the overhead and administrative expenses. The Parent charges the Company for its share of these expenses. For the year ended September 30, 2010, the Company's share of the administrative service charges, occupancy, computer and office expenses amounted to $228,000, and is reflected in the statement of income in those categories. In addition, ABA provides personnel for specific engagements entered into by the Company with its clients. The personnel costs related to these engagements are billed to the Company by ABA at the time these services are rendered and are payable to ABA at that time. Such costs are reflected on the statement of income as direct costs. For the year ended September 30, 2010, these costs amounted to $645,730, of which $117,807 (See Note 4) remained unpaid to ABA at September 30, 2010, and are included in the Company's liabilities at that date.

NOTE 6 - CONCENTRATIONS:

The Company maintains cash balances in a bank account which, at times, may exceed federally insured limits. The Company has not experienced any losses in this account and believes it is not subject to any significant credit risk.

During the year ended September 30, 2010 the Company provided services to two customers comprising 39% and 29% of total revenues. As of September 30, 2010, receivables from the same customers comprised 20% and 64% of total accounts receivable.

NOTE 7 - NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At September 30, 2010, the Company had net capital of $530,300 which was $520,340 in excess of its required minimum net capital of $9,960. The Company's ratio of aggregate indebtedness to net capital was 0.28 to 1.

NOTE 8 - SUBSEQUENT EVENTS:

For disclosure purposes in the financial statements, the Company has evaluated subsequent events through November 24, 2010, the date the financial statements were available to be issued.

PUSTORINO,
PUGLISI
& CO.,LLP
CERTIFIED PUBLIC ACCOUNTANTS
488 MADISON AVENUE
NEW YORK, NEW YORK 10022
(212) 832.1110



INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION

To the Member of
Anchin Capital Advisors LLC

Our 2010 audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying Supplementary Schedule is presented for purposes of additional analysis of Anchin Capital Advisors LLC only and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Pustorino, Puglisi + Co., LLP

PUSTORINO, PUGLISI & CO., LLP
New York, New York
November 24, 2010

ANCHIN CAPITAL ADVISORS LLC
SUPPLEMENTARY INFORMATION
OF THE SECURITIES AND EXCHANGE COMMISSION
SEPTEMBER 30, 2010

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

NET CAPITAL		
Total member's equity	$	775,708
DEDUCTIONS AND/OR CHARGES		
Non-allowable assets		245,408
Haircuts on securities		-
NET CAPITAL	$	530,300
Minimum net capital requirements at 6 2/3% of aggregate indebtedness	$	9,960
Minimum net capital requirement (under SEC Rule 15c3-1)	$	9,960
EXCESS NET CAPITAL ($530,000 less $9,960)	$	520,340
AGGREGATE INDEBTEDNESS		
Accrued expenses and other liabilities	$	149,407
Ratio of aggregate indebtedness to net capital		.28:1

STATEMENT PURSUANT TO PARAGRAPH (D)(4) OF RULE 17A-5

Reconciliation of Net Capital with the Company's computation on the initial Part IIA of Form X-17A-5 as of September 30, 2010.

		Member's Equity		Net Capital
As reported (unaudited)	$	624,958	$	530,300
Adjustments to the initial filing:				
Change in allowance for doubtful accounts		150,750		-
As restated	$	775,708	$	530,300

EXEMPTIVE PROVISION UNDER RULE 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 of the SEC since the Company's activities are limited to those set forth in the conditions for exemption pursuant to subsection k(2)(i) of the Rule.

PUSTORINO,
PUGLISI
& CO.,LLP
CERTIFIED PUBLIC ACCOUNTANTS
488 MADISON AVENUE
NEW YORK, NEW YORK 10022
(212) 832.1110



INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROLS

To the Member of
Anchin Capital Advisors LLC

In planning and performing our audit of the financial statements of Anchin Capital Advisors LLC ("the Company"), as of and for the year ended September 30, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company 's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, FINRA and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



PUSTORINO, PUGLISI & CO., LLP
New York, New York
November 24, 2010

PUSTORINO,
PUGLISI
& CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS
488 MADISON AVENUE
NEW YORK, NEW YORK 10022